U.S. SECURIT ... ION
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8- 17741

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ABD Financial Services, Inc.

SEC MAIL PROCESSING RECEIVED MAR - 3 2003 WASH. D.C. 181 SECTION

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

305 Walnut Street
(No. and Street)

Redwood City	**CA**	**94063**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael McCloskey **(650) 839-6210**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market Street	**San Francisco**	**CA**	**94105**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 7 2003

State of California }
County of Los Angeles } SS.

OATH OR AFFIRMATION

I, Darryl C. Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ABD Financial Services, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

PHYLLIS A. KAETHER
Commission # 1365669
Notary Public - California
Los Angeles County
My Comm. Expires Jul 21, 2006

Phyllis A. Kaether
Notary Public

D C Marks, President
Darryl C. Marks, TITLE

Subscribed and sworn to before me this 26 day of February, 2003 by Darryl Marks

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Shareholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

ABD Financial Services, Inc.
(a wholly owned subsidiary of ABD Insurance and Financial Services, Inc.)
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	51,359
Commissions receivable		22,892
Deposits with clearing organization		50,000
Receivable from clearing broker		5,486
Due from employee		21,784
Other assets		3,300
Total assets	$	154,821
Liabilities and Shareholder's Equity		
Liabilities:		
Payable to Parent	$	90,588
Other liabilities		1,886
Total liabilities		92,474
Commitments and contingent liabilities		
Shareholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized, 100 shares issued and outstanding		1
Paid-in capital		76,844
Deficit		(14,498)
Total shareholder's equity		62,347
Total liabilities and shareholder's equity	$	154,821

The accompanying notes are an integral part of these financial statements.